Rule 424(b)3
Registration Statement No. 333-109591

DTE Energy Company

Dividend Reinvestment and Stock Purchase Plan

      This Prospectus relates to shares of common stock (without par value) of DTE Energy Company (“DTE Energy”) registered for sale under the DTE Energy Company Dividend Reinvestment and Stock Purchase Plan (“Plan”).

      You must be a DTE Energy shareholder of record to participate in the Plan. If you are not currently a shareholder of record, you may join the Plan if, at the time you enroll, you invest a minimum amount (currently $250) in DTE Energy common stock through the Plan.

      Please retain this Prospectus for future reference. Shares of DTE Energy Common Stock are traded on the New York Stock Exchange (“NYSE”) under the symbol “DTE.”

      This Prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any state or country where the offer or sale is not permitted.

      Before you participate in the Plan, please carefully read this Prospectus and the information referred to under the heading “Incorporation by Reference.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION

NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR
DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is January 31, 2004.

DTE ENERGY COMPANY
DESCRIPTION OF THE PLAN
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
EXPERTS
LEGAL OPINIONS

     You should rely only on the information contained in this document or the information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

DTE ENERGY COMPANY

     We are an energy company. We are the parent holding company of The Detroit Edison Company, which we refer to as Detroit Edison; Michigan Consolidated Gas Company, which we refer to as MichCon; DTE Enterprises, Inc., which we refer to as Enterprises (formerly MCN Energy Group Inc., which we refer to as MCN); and other subsidiaries engaged in energy-related businesses. DTE Energy is an exempt holding company under the Public Utility Holding Company Act of 1935.

     Detroit Edison is a Michigan public utility engaged in the generation, purchase, distribution and sale of electric energy to 2.1 million customers in a 7,600 square mile southeastern Michigan service area. Detroit Edison’s service area includes about 13% of Michigan’s total land area and approximately five million people, which is about half of Michigan’s population. Detroit Edison’s residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters.

     On May 31, 2001, we completed the acquisition of MCN (now Enterprises). Enterprises is a Michigan corporation primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, and energy marketing. Enterprises’ largest subsidiary, MichCon, is a natural gas utility serving 1.2 million customers in a 14,700 square-mile area in Michigan.

     We also have affiliates that engage in non-regulated business, including the following energy-related services and products:

•	Synfuel projects

•	The operation of pulverized coal facilities and coke oven batteries

•	Coal sourcing, blending and transportation

•	Landfill gas-to-energy facilities

•	Power marketing and trading

•	Providing expertise in the application of new energy technologies

•	Real estate development

DESCRIPTION OF THE PLAN

     In this Prospectus, references to “DTE Energy”, “we”, “us” and “our” refer to DTE Energy Company, unless the context indicates that the reference is to DTE Energy Company and its consolidated subsidiaries.

     The following questions and answers define the terms and conditions of the Plan.

     In this description of the Plan, the shares purchased on your behalf under the Plan and held for you by the Plan Administrator are called “Plan shares.” Shares that are registered in your name and for which you hold the certificate are called “certificated shares.”

1.	Who is eligible to participate in the Plan?

     All shareholders of record owning DTE Energy common stock are eligible to join the Plan. If you are not a shareholder of record and are of legal age, you may join the Plan by making a minimum cash investment, currently $250. If you live outside of the United States, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. DTE Energy reserves the right to terminate participation of any shareholder and to refuse Plan participation to any person if it deems it advisable under any foreign laws or regulations.

2.	Who administers the Plan? How do I contact the Plan Administrator?

     The Plan is currently administered by The Bank of New York (“BNY” or “Plan Administrator”). BNY is also the transfer agent for DTE Energy common stock. The Plan Administrator will keep and maintain Plan records and serve as custodian for shares held in the Plan. As agent for the Plan, the Plan Administrator will hold the shares of DTE Energy common stock purchased for Plan participants. DTE Energy may change the administrator of the Plan at any time.

     Correspondence and enrollment forms can be obtained from the Plan Administrator at this address:

The Bank of New York

Church Street Station
P. O. Box 11258
New York, NY 10286-1258

     For optional cash investments, sales, transfers, share deposits or withdrawals, mail the tear-off portion of your Plan statement or write to:

The Bank of New York

Dividend Reinvestment Department/DTE Energy
P. O. Box 1958
Newark, NJ 07101-9774

     BNY’s customer service representatives are available by calling toll free 1-866-388-8558. An automated telephone system is available to you 24 hours a day, 7 days a week. You can obtain your account balance and account history, sell your shares, request a stock certificate, obtain transfer instructions, and change your address and other information through BNY’s customer service.

     You can also access your account via the Internet. To access BNY’s website, please follow these steps:

•	Log onto www.stockbny.com.

•	First-time users should click on “Account Access” and request a temporary Personal Identification Number (“PIN”).

•	Upon receiving and entering your temporary PIN, you will be prompted to change it for security reasons. Please keep your new PIN in a safe place for future account access.

NOTE:	Your temporary PIN will be sent to the address currently listed on your account within 10 business days of its request. You cannot access your account via the Internet prior to receiving your PIN.

3.	How do I enroll in the Plan?

     To enroll in the Plan, you must be a shareholder of record. We suggest that you own at least five shares of DTE Energy common stock.

     If you are a shareholder of record, request an enrollment package by calling the Plan Administrator. Enrollment packages are generally mailed within seven days after receipt of your request. Complete and return the enrollment form to the Plan Administrator.

     If you are not a shareholder of record, you can become one in several ways:

•	You can purchase DTE Energy common stock through the Plan, and enroll those shares in the Plan at the same time. Request an “Enrollment Application” by calling the Plan Administrator or download the application at www.stockbny.com. Complete and return the application to the Plan Administrator. There is a minimum initial purchase, currently $250. Enclose a check for at least the minimum amount made payable to “The Bank of New York” in U.S. dollars, drawn on a U.S. bank. Do not send cash.

•	If you own DTE Energy common stock in another account (e.g. in a broker, bank, trust or other nominee account), you can arrange with the nominee to transfer shares of stock into your name, and then follow the instructions for shareholders of record.

•	You can purchase shares of DTE Energy common stock in your name through a broker or other source and then follow the instructions for shareholders of record.

4.	What are the fees and costs of Plan participation?

     Costs of Plan participation are subject to change from time to time at the discretion of DTE Energy. In addition, DTE Energy reserves the right to impose new and additional fees. Plan participants will be notified of changes in fees.

     Current fees and costs are set forth on Addendum A to this Prospectus.

5.	What investment options are provided under the Plan?

     You may participate in the Plan under any one of three investment options:

•	Full Reinvestment

•	Partial Reinvestment

•	Cash Investment

     You can change your investment option at any time by calling or writing the Plan Administrator and requesting an enrollment form. Complete and return the form to the Plan Administrator. Any changes will be effective as of the next record date after receipt by the Plan Administrator.

6.	What is meant by Full Reinvestment?

     If you elect to fully reinvest your dividends, when a dividend is paid, the cash dividends on all your shares (both shares for which you hold a certificate and Plan shares) will be used to purchase additional shares of DTE Energy common stock. These additional shares, including fractional shares, will be credited to your Plan account and you will not receive a dividend check for any of the shares you own under the Plan. You will be able to send in cash investments at your convenience any time during the year.

7.	What is meant by Partial Reinvestment?

     If you elect to partially reinvest your dividends, when a dividend is paid you will receive a check for the cash dividends on a specified number of your shares, and the rest of your dividends will be reinvested in DTE Energy common stock. When you select this option, you must specify the number of whole shares on which you desire to receive a cash dividend. The balance of your dividends, including dividends on fractional shares, will be used to purchase additional shares of DTE Energy common stock and the additional shares will be credited to your Plan account. Your dividends will be reinvested according to your instructions and you will be able to send in cash investments at your convenience any time during the year.

8.	What is meant by Cash Investment?

     If you elect Cash Investment only, you are stating that you want to be able to purchase additional Plan shares of DTE Energy common stock, but you do not want to participate in either dividend reinvestment option.

     When a dividend is paid, you will receive a check for the full amount of the dividends payable to you on both your certificated and your Plan shares, including the fractional shares.

9.	How are cash investments made?

     Unlike dividend reinvestment, which normally occurs at quarterly intervals, you can make cash investments throughout the year. Plan purchases with cash investments are generally made on the 15th day of the month in which dividends are paid and on or after the 10th day of each calendar month in which a dividend is not paid. Each cash investment must be a minimum of $50 per transaction. Your total cash investments for any calendar month cannot exceed $10,000 and your annual cash investments cannot exceed $100,000 per calendar year. These minimum and maximum amounts are subject to change by DTE Energy. You will receive a statement that shows the number of whole and fractional shares that were purchased and credited to your account, but you will not automatically receive stock certificates for shares purchased under the Plan.

     A cash investment can be made in the following ways:

•	Mail a check to the Plan Administrator for no less than the minimum amount. Your check must be made payable to “The Bank of New York” in U.S. dollars, drawn on a U.S. bank. Third party checks, foreign checks and money orders will not be accepted and will be returned. Do not send cash. For your convenience, you can use the tear-off form on your Plan statement to send your cash investments.

•	You can authorize the Plan Administrator to make automatic monthly withdrawals of a specified dollar amount from your bank account by electronic funds transfer. There may be a fee for electronic transactions. Contact the Plan Administrator to obtain an authorization form for automatic monthly withdrawals. Funds generally will be withdrawn from your bank account on the 25th day of each month or the preceding business day if the 25th is not a business day. Purchases will be made with the next investment after the withdrawal. Allow four to six weeks for the initial withdrawal. To discontinue monthly purchases by automatic withdrawal, send the Plan Administrator written, signed instructions that such authorization is revoked.

     If the Plan Administrator receives checks or electronic transfers for more or less than the permissible amount, no investment will be made. The funds will be returned to you by regular U.S. mail.

     If your check submitted to purchase additional shares is returned unpaid, the Plan Administrator will resell the shares purchased in reliance on the unpaid check. The Plan Administrator may liquidate shares in your account for reimbursement for the transaction fees related to the purchase and sale, plus any loss incurred on reselling the shares.

     If you change your mind and want to cancel an upcoming cash investment, you should notify the Plan Administrator in writing. Plan shares are purchased monthly. Therefore, the Plan Administrator should receive your written cancellation notice at least five business days prior to the investment date for the month.

10.	When will shares be purchased under the Plan?

     Shares related to dividend reinvestment will be purchased quarterly during the dividend payment months of January, April, July and October. If demand requires, purchases may be made over several days. Share purchases for the Plan are expected to be made by a broker affiliated with the Plan Administrator or purchased directly from DTE Energy. The exact timing of purchases made within the purchase period will depend on the amount of funds available for investment that quarter and may be affected by securities law requirements.

     Shares related to cash investments will be purchased monthly on or after the 10th of the month, except during January, April, July and October when they will be purchased along with the shares related to dividend reinvestment.

     For optional cash investments, funds received by the Plan Administrator by 12:00 noon on the business day prior to each investment date will be invested on that investment date. Funds received by the Plan Administrator after that time will be invested on the subsequent investment date.

     If for any reason shares cannot be purchased, you will be sent your dividends in cash and all cash investment funds will be returned by U.S. mail.

11.	Will interest be paid to me on funds for investment?

     There may be a delay between the date the Plan Administrator receives your cash payment or between a dividend payable date and the date the shares are credited to your Plan account. You will not receive interest on funds held for dividend reinvestment or cash investment by the Plan pending investment or returned to you prior to investment.

12.	How many shares will be purchased for me?

     No one can predict the number of shares that will be purchased for you during a particular purchase period. You cannot direct the Plan Administrator to purchase a specific number of shares. The number of shares purchased for your account depends on the amount of funds you have available for investment and the price of the shares. The amount of funds available depends on what you have authorized for dividend reinvestment, plus, if applicable, any cash investment you have sent in. In every case, your available funds will be fully invested and your account credited with both whole and fractional shares (computed to at least four decimal places).

13.	How is the price of the shares determined?

     If the Plan Administrator purchases your shares from DTE Energy (“original issue”), the price per share will be the average of the high and low prices on the New York Stock Exchange Composite Tape for DTE Energy common stock on the pricing date and brokerage commission will not be charged. The pricing date for original issue shares purchased in connection with dividend reinvestment and any shares related to cash investments purchased at the same time will be the dividend payment date. The dividend payment dates are the 15th day of January, April, July and October. If the dividend payment date is not a business day, the pricing date will be the next business day. The pricing date for shares purchased for any month that is not a dividend payment month will be the 10th day of the month or the next business day.

     If the Plan Administrator purchases your shares in the public markets or in privately negotiated transactions, the purchase price per share will be the average price of all shares purchased, including brokerage commission. If demand requires, purchases may be made over several days. The share purchases for the Plan are expected to be made by a broker affiliated with the Plan Administrator.

     These share prices apply to all shares purchased by the Plan Administrator for your account.

     When you authorize your dividends to be reinvested, send in a cash payment, or have funds electronically transferred to purchase DTE Energy common stock, the Plan Administrator will use all of your funds to buy the number of shares that can be purchased at the price determination described above, after deducting an administrative fee.

14.	How can I keep track of account activity?

     The Plan Administrator will mail you quarterly statements of your account balance and activity. In addition, whenever there is activity in your account such as an additional purchase of shares, withdrawal, transfer or sale of shares, the Plan Administrator will mail you a separate written confirmation of that transaction.

     Be sure to keep your Plan statements for income tax purposes. If you believe that an error has been made in your Plan records, or that Plan mailings to you are being misdirected, lost or stolen, promptly contact the Plan Administrator.

15.	Will I receive a stock certificate for my Plan shares? May I request one?

     You will not automatically receive a stock certificate for shares purchased for you under the Plan. However, you may request a certificate at any time. A stock certificate can be issued for any number of whole Plan shares credited to your account, but not for fractional shares. You can make your request for a stock certificate for a specific number of shares in the following ways:

•	Complete the tear-off form attached to your Plan statement and mail the form to the Plan Administrator.

•	Call the Plan Administrator at 1-866-388-8558.

•	Mail written instructions to the Plan Administrator. Include your account number, your registration and the account social security or taxpayer identification number on your request.

•	Access your account via the Internet at www.stockbny.com.

     The stock certificate will be registered in exactly the same registration as your Plan account unless you make other arrangements.

16.	May I transfer Plan shares to another person?

     Yes. If you wish to transfer Plan shares, contact the Plan Administrator for transfer instructions. The Plan Administrator must have written instructions, with your signature on the written instructions guaranteed by a bank or broker participating in a Medallion Signature Guarantee program approved by the Plan Administrator. Provide the name, address, and social security or tax identification number of the transferee. The Plan Administrator will send the certificates to the transferee by first class mail unless notified otherwise.

17.	What happens to transfers occurring before and after the dividend record date?

     If shares are transferred before the dividend record date, the dividends are credited to the new owner. If shares are transferred after the dividend record date, the dividends are credited to the original owner. If you participate in dividend reinvestment and your request to withdraw from the Plan is received after the dividend record date, your request will be processed, and you will generally receive a check for the dividend payment instead of dividend reinvestment.

18.	Does the Plan provide for safekeeping certificates?

     You can deposit the common stock certificates you are now holding for safekeeping under the Plan. The shares represented by your certificates will be credited to your account as Plan shares. Unless instructed otherwise, the Plan Administrator will fully reinvest the dividends on these shares. In the future, should you want or need a stock certificate, you can request one. However, the certificate issued to you will be a new certificate and will have the current date.

     Do not sign the certificates you are sending to the Plan Administrator. It is recommended that you use certified or registered mail with an insured value of 2% of the current market value of the certificate.

19.	Can I sell shares I own under the Plan?

     To sell all or a portion of your shares, you can make your request in the following ways:

•	Complete the tear-off form attached to your Plan statement and mail the form to the Plan Administrator.

•	Call the Plan Administrator at 1-866-388-8558. You may instruct the Plan Administrator to sell some or all of your Plan shares by placing a sale order via the Interactive Voice Response (“IVR”) system. Enter your social security or taxpayer identification number at the prompt and select the menu option for sales. Follow the instructions provided. For security purposes, you will be asked to enter your Plan account number. If you do not have a social security or taxpayer identification number, please visit the Plan Administrator’s website at www.stockbny.com for additional options.

•	Mail written instructions to the Plan Administrator. Include your account number, your registration and the account social security or taxpayer identification number on your request.

•	Access your account via the Internet at www.stockbny.com.

     The Plan Administrator will sell your Plan shares at the current market price on the NYSE. Generally, sales are processed daily. In no event will your sale order be executed on the day your order is placed. Therefore, you should anticipate a difference between the price of the stock on the date you place the order and the price at which the shares are sold. There is an administrative fee, along with a small brokerage fee. These fees will be deducted from the proceeds of the sale. It is anticipated that sales will be made through a broker affiliated with the Plan Administrator. The Plan Administrator will mail a check for the net proceeds of the sale to the address on record by first class mail. If you want your check mailed to a different address, you must notify the Plan Administrator in writing at the time of your sale request.

     An IRS Form 1099B reporting the sale of shares for income tax purposes will be attached to the check. Retain the Form 1099B for your tax reporting purposes. You should consult with your own tax advisor for advice applicable to your particular situation.

20.	When and how can I withdraw from the Plan?

     To withdraw from the Plan you can make your request in the following ways:

•	Complete the tear-off form attached to your Plan statement and mail the form to the Plan Administrator.

•	Call the Plan Administrator at 1-866-388-8558.

•	Mail written instructions to the Plan Administrator. Include your account number, your registration and the account social security or taxpayer identification number on your request.

•	Access your account via the Internet at www.stockbny.com.

     When closing your Plan account, you have the following choices:

•	You can ask for a certificate for all your Plan shares. You will receive a stock certificate for the whole Plan shares credited to your Plan account along with a check for any fractional share sold on the open market less the fees for sales and applicable withholding or transfer taxes.

•	You can request that all your Plan shares be sold. You will receive a check for the whole and fractional shares sold on the open market less any fees for sales and applicable withholding or transfer taxes.

•	You can ask for a certificate for a specific number of your Plan shares and request that the rest be sold. You will receive a certificate for the number of whole shares you want to retain in certificated form outside of the Plan and a check for the whole and fractional shares sold on the open market less the fees for sales and applicable withholding or transfer taxes.

     Generally, the Plan Administrator processes requests to withdraw from the Plan daily. The Plan Administrator will mail your certificate and/or check to your address on record by first class mail. If you want your certificate and/or sale check mailed to another address, you must notify the Plan Administrator in writing at the time of your request to withdraw from the Plan.

21.	If I withdraw from the Plan, can I decide to rejoin?

     If you withdraw from the Plan and later want to re-enroll, you will have to submit a new enrollment application. If you are no longer a shareholder of record, you will need to submit a new enrollment application and invest at least the minimum amount. As it is difficult and costly to administer numerous openings and closings of an account, a particular request to rejoin the Plan could be denied.

22.	Can DTE Energy change or discontinue the Plan?

     The Plan can be amended, modified, suspended, or terminated by DTE Energy at any time. If the Plan is discontinued, any dividends or cash investments not yet invested will be sent to you. You will receive a certificate for whole Plan shares, a check for any fractional Plan share credited to your account less the fees for sales and applicable withholding or transfer taxes.

23.	What happens if DTE Energy declares a stock split or issues a dividend payable in shares?

     If DTE Energy declares a stock split or issues a dividend payable in shares, the additional shares related to your Plan shares will be credited to your account. Certificates for the additional shares related to any certificated shares you hold under the Plan will be mailed directly to you.

24.	What if DTE Energy has a rights offering?

     DTE Energy’s common stock shareholders do not have preemptive rights. However, if there is a rights offering affecting the shares in your Plan account, you will be notified. If you want to exercise the rights offering, you must let the Plan Administrator know prior to the record date for such rights. Because rights certificates are issued only for whole shares, the rights on fractional shares will be sold during the next investment purchase period, and the net proceeds of the sale will be used to purchase Plan shares. Similarly, if you choose not to exercise the rights offering, the rights on all the shares in your Plan account will be sold, and the net proceeds will be used to purchase Plan shares on your behalf.

25.	What are the responsibilities of DTE Energy under the Plan?

     DTE Energy and the Plan Administrator are responsible for administering the Plan in accordance with this Prospectus, but are not liable for any actions performed or failed to be performed in good faith.

     DTE Energy reserves the right to deny, suspend or terminate participation by a shareholder who misuses the Plan.

26.	Who bears the risk of market-price fluctuations affecting the value of the Plan shares?

     Each individual participant in the Plan bears the risk of market-price changes affecting the value of the stock. DTE Energy and the Plan Administrator cannot assure you of a profit or protect you against a loss on any shares you hold, purchase, or sell under the Plan.

     Plan shares are not insured by the Federal Deposit Insurance Corporation or any other government agency, are not deposits or other obligations of, and are not guaranteed by, either DTE Energy or the Plan Administrator, and are subject to investment risks, including possible loss of principal amount invested.

27.	Will there always be quarterly dividend payments to reinvest?

     No one can promise or predict what the DTE Energy Board of Directors will do in regard to future dividends on DTE Energy common stock. The amount and payment of dividends depends on the earnings, financial condition, cash flow, and other factors affecting DTE Energy and its affiliates.

28.	What tax consequences should I be aware of?

     DTE Energy is not in a position to advise you on the tax consequences of your participation in the Plan. As a general rule, participants in the Plan have the same federal income tax obligations as shareholders who do not participate in the Plan.

     You will receive a year-end statement from the Plan Administrator to be used in preparing your tax returns as applicable under IRS guidelines. You should consult with your own tax advisor for advice applicable to your particular situation.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

     We file annual, quarterly and special reports, and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges.

     You can also inspect reports and other information about DTE Energy at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the offices of the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605.

     We maintain a web site at www.dteenergy.com (which is not intended to be an active hyperlink) that contains information about us. The information on our web site is not incorporated by reference into this Prospectus and you should not consider it part of this Prospectus.

INCORPORATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. Until we sell all of the securities covered by this Prospectus, we incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 24, 2003 (including information specifically incorporated by reference into DTE Energy’s Form 10-K from DTE Energy’s definitive Proxy Statement for its 2003 annual meeting of shareholders filed on March 17, 2003) (with respect to Items 1, 2, 6, 7, 7A and 8, please refer to the Current Report on Form 8-K filed on July 15, 2003);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, filed on May 15, 2003, June 30, 2003, filed on August 14, 2003; and September 30, 2003, filed on November 7, 2003;

•	Current Reports on Form 8-K dated July 14, 2003, filed on July 15, 2003; August 27, 2003, filed on August 27, 2003; and October 30, 2003, filed on October 30, 2003;

•	Description of DTE Energy common stock on Form 8-B, filed on January 2, 1996; and

•	Description of the Rights Agreement on Form 8-A, filed on September 23, 1997.

     Each of these documents is available from the SEC’s web site and public reference room previously described. You may also request a copy of these filings, excluding exhibits, at no cost by writing or telephoning DTE Energy, at our principal executive office, DTE Energy Company, 2000 2nd Avenue, Detroit, Michigan 48226-1279, 1-313-235-4000.

EXPERTS

     The consolidated financial statements and the related financial statement schedule of the Company and its subsidiaries, incorporated in this Prospectus by reference from the Company’s current Report on Form 8-K filed July 15, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in the methods of accounting for goodwill and energy trading contracts in 2002 and for derivative instruments and hedging activities in 2001), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 2003 and 2002, for the three and six month periods ended June 30, 2003 and 2002 and for the three, six and nine month periods ended September 30, 2003 and 2002 that are included in DTE Energy’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

LEGAL OPINIONS

     Legal matters in connection with the validity of the common stock offered under the Plan have been passed upon for DTE Energy by T.A. Hughes, Associate General Counsel. Mr. Hughes beneficially owns and holds options to purchase DTE Energy common stock and is eligible to participate in the Plan.

Addendum A

DTE Energy Company
Dividend Reinvestment and Stock Purchase Plan Prospectus
Dated January 31, 2004

Enrollment Fees
Initial Enrollment in Plan (new investors)	N/A
Initial Enrollment in Plan (registered owners)	N/A

Minimum and Maximum Investment Amounts
Initial Enrollment in Plan (new investors)	$250.00
Minimum Cash Investment (per transaction)	$50.00
Maximum Monthly Investment	$10,000.00
Maximum Annual Investment (per calendar year)	$100,000.00

	Service	Brokerage
Participant Fees	Fees	Fees

Quarterly Reinvestment Administrative Fee	$1.00	$.03 per share*
Monthly Optional Cash Administrative Fee	$1.00	$.03 per share*
Sale of Plan Shares (each sell order)	$10.00	$.03 per share*
Automatic Investment Fee (each monthly withdrawal)	$2.00 **

Duplicate Statement & Research Fees
The Plan Administrator	Call for fee information

DTE Energy Company Historical Microfilm Research      $25.00

*	Actual brokerage commissions are charged that total approximately $.03 per share.

**	The Automatic Investment Fee is in addition to the Quarterly and Monthly Administrative fees.

DTE Energy Company reserves the right to change the minimum or maximum investment amounts or to add or modify fees.

Fees effective March 1, 2004

C/O The Bank of New York Dividend Reinvestment Department P.O. Box 11258 New York, NY 10286-1258	DTE Energy Company
Dividend Reinvestment & Stock Purchase Plan
Enrollment Application

Please review all of the information contained in the Dividend Reinvestment & Stock Purchase Plan (“Plan”) Prospectus before completing this form. If you have any questions or need assistance completing this form, call 1-866-388-8558.

Check one of the boxes below that applies to you:

☐	I am a new shareholder. Enclosed is a check for $ (payable to The Bank of New York) to open a new account in the Plan (See the Plan Prospectus Addendum A for minimum & maximum amounts). My new account information is indicated below.

☐	I am currently a shareholder. I wish to join the Plan or change my investment options. My account information is indicated below. Enclosed is a check for $ (payable to The Bank of New York) for an optional cash investment to purchase additional DTE Energy common shares (See the Plan Prospectus Addendum A for minimum & maximum amounts).

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you complete an enrollment application, we will ask for your name, address, date of birth and other information that will allow us to identify you. Please be aware that the Plan Administrator will verify the information you provide and may also ask for copies of your driver’s license or other identifying documents.

New or Current Shareholder Account Information: (Please print)

Name of Registered Owner/ or Name of Custodian/ or Name of Trustee(s)	--------------------------------------------------------- Account Number (Current Shareholders Only)

Name of Joint Owner/ or Name of Minor/ or Name & Date of Trust	--------------------------------------------------------- Social Security Number/ Taxpayer Identification Number

Mailing Address:
Street Address/ Apartment/ or P.O. Box Number
Date Of B ---------------------------------------------------------
City/State/Zip Code☐  U.S. Citizen☐  Resident Alien☐  Non-Resident Alien

Country of Citizenship:	irth: / / Citizenship of Owner/ Minor/ or Trust Beneficiary:

Investment Options:

Please check the participation option in which you wish to enroll. Under each of the options, a Plan participant may make cash investments at any time. If no participation option is indicated, the account will be enrolled in “Full Reinvestment”. Please refer to the Plan Prospectus for a complete description of the options.

☐	Full Reinvestment — I wish to reinvest the dividends on all of my shares.

☐	Partial Reinvestment — I wish to receive cash dividends on shares. The balance of my dividends will be reinvested.

☐	Cash Investment — I wish to receive cash dividends on all of my shares.

I certify that I have received and read the DTE Energy Company Dividend Reinvestment and Stock Purchase Plan Prospectus, and I agree to the terms and conditions of the Plan.

      All owners listed on this account must sign this application.

X Signature of Owner	X ---------------------------------------------------------- Signature of Joint Owner
Date	( ) ---------------------------------------------------------- Area Code & Daytime Telephone Number

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The Automatic Investment feature is optional. By selecting this option, you are directing the Plan Administrator to make future monthly cash investments by electronically deducting a specific dollar amount from your checking or savings account. To authorize Automatic Investment, complete your bank account information below. You must be a Plan participant to use this option.

Automatic Investment Authorization

Monthly Automatic Electronic Investment Amount:	$ (Minimum $50)

Bank Name:

Nine-Digit Bank Routing Number (ABA): Bank Acco ☐nnnnnnnn Withdraw	unt Number: from my: ☐ Checking Account ☐ Savings Account

I authorize the Plan Administrator, The Bank of New York, to withdraw monthly the amount indicated from my account at the financial institution designated to purchase shares of DTE Energy common stock through the Dividend Reinvestment and Stock Purchase Plan. I understand the withdrawal will take place on the 25th day of each month or the preceding business day if the 25th is not a business day. This authorization will remain in effect until I give written notice to the Plan Administrator that such authorization is revoked. I understand there is a fee for this service.

All owners listed on the account must sign this application for the Automatic Investment to take effect. To make certain your bank account numbers are correct, attach a voided check or blank deposit slip to this application.

X Signature of Owner	X ---------------------------------------------------------- Signature of Joint Owner
Date	( ) ---------------------------------------------------------- Area Code & Daytime Telephone Number

Stock Registrations Guidelines

SINGLE:	Single accounts are registered in individual names. Example: John R Doe

JOINT:	Joint accounts are registered as joint tenants with right of survivorship and not as tenants in common, unless otherwise indicated or restricted by applicable state law. Example: John R Doe & Jane S Doe Jt Ten

CUSTODIAL:	A minor is the beneficial owner of the account with an adult custodian managing the account until the minor becomes of age, as specified in the Uniform Transfers/ Gift to Minors Act in the minor’s state of residence. Example: Jane S Doe Custodian Linda T Doe UNIF Transfer/ Gift Minors Act (Minor’s state of residence)

TRUST:	An account established in accordance with the provisions of a trust agreement. Please send a copy of the first page of your trust agreement for clarification. Example: John R Smith Trustee UA Jan 3 95 John R Smith Trust

Taxpayer ID Certification:	Social Security number:

OR

Employer Identification number:

Under penalties of perjury, I certify that:

1.	The number shown above is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3.	I am a U.S. person (including a U.S. resident alien).

OR

If I am a Non-Resident Alien, I certify under penalties of perjury, that I am not a U.S. Citizen or Resident Alien, and that I am an “Exempt foreign person” as defined under IRS regulations.

Certification Instructions — You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Date

X Signature of Owner	X -------------------------------------------------------- Signature of Joint Owner